UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

G. Willi-Food International Ltd.

(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is the following press release, dated August 4, 2026:

Exhibit 99.1 Press release titled: “G. Willi-Food International Announces Dividend Distribution of NIS 20 Million (US$6.5 Million)”.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-289474 and 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 4, 2026